UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated January 23, 2018, announcing that the PK profile of Zealand’s long-acting GLP-2 analog, glepaglutide, supports once- or twice-weekly dosing based on initial results from a Phase 1 trial in 75 healthy subjects.

Different daily and weekly subcutaneous doses of glepaglutide were evaluated in the trial and the results suggest that twice- and potentially once-weekly dosing with glepaglutide will provide adequate exposure for clinical effect. Both a once- and twice-weekly dosing regimen is proposed for Phase 3 and the trial is expected to enroll between 120 and 150 patients.

Meetings with U.S. and EU regulatory authorities to agree on the final trial design are planned with the aim of commencing Phase 3 clinical trials in 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: January 23, 2018

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated January 23, 2018

3